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December __, 1996
Greenwich, Connecticut

         FOR IMMEDIATE RELEASE ...

                  SV Fairfield II, L.L.C., a Connecticut limited liability company, has extended the expiration date of its offer to purchase up to 22,500 units of assigned limited partnership interests (the "Units") in Scottsdale Land Trust Limited Partnership, at a purchase price of $400 per Unit, until 12:00 Midnight, New York City time, on Friday, January 10, 1997. Approximately ________ Units had been deposited pursuant to SV Fairfield's offer as of the close of business on December __, 1996.

                  For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for SV Fairfield's offer, at (800) 992-6211.